pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Congratulates Harvey McLeod on being named recipient of the 2013 Robert R. Hedley Award

Vancouver BC,  December 18, 2013:  Pacific Booker Minerals Inc. is honoured to congratulate Harvey McLeod of Klohn Crippen Berger on being recognized with the Robert R. Hedley Award for excellence in social and environmental responsibility for his leadership in the evolution and development of mine waste management practices as well as in integrating socio-environmental responsibility with the engineered aspects of tailings and waste rock.

Leaders in Mineral Exploration and Mine Development will be recognized at the Association for Mineral Exploration BC Awards dinner on January 29, 2014 during the Mineral Exploration Roundup.  The awards are presented to individuals or teams for significant contributions to the mineral exploration and development industry.

Harvey McLeod is the Company’s lead consultant on its Morrison Project and was the Qualified Person on various aspects of the Company’s reports, including our geotechnical, tailings and waste rock storage design and management; and effects assessment.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml